55 Access Road, Suite 700 Warwick, RI 02886 Tel: (401) 738-7560 Fax: (401) 738- e-mail: jnewmin@aol.com	W. Gerald Newmin Chairman, Chief Executive Officer and President

June 4, 2004

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Attention: Mr. Alan Morris

Re:	MultiCell Technologies, Inc. (formerly Exten Industries, Inc.)(the "Company") Registration Statement on Form S-3 Filed May 14, 2004(File No. 333-115564)

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

Dear Mr. Morris:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission withdraw the Company's "Registration Statement" on Form S-3 (File No. 333-115564) (the "Registration Statement"). This request is made because the Company is not currently eligible to use a Form S-3. No securities were sold under the Registration Statement.

Please contact me, or Mark Ziebell of Snell & Wilmer, LLP, the Company's legal counsel, with any questions concerning the foregoing. Our telephone numbers are (619) 575-9276 and (949) 253-4902 respectively.

On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation throughout the Company's registration process.

Very truly yours,

/S/ W. Gerald Newmin W. Gerald Newmin Chairman, Chief Executive Officer and President MultiCell Technologies, Inc.